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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (AMENDMENT NO. 3 )*


                            Tier Technologies, Inc.
                            -----------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   8865Q 10 0
                                   ----------
                                 (CUSIP Number)


                                December 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)

|_|      Rule 13d-1(c)

|X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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----------------------------                      ------------------------------
CUSIP NO. 8865Q 10 0                   13G        PAGE    2    OF    4    PAGES
          ----------                                   -------    -------
----------------------------                      ------------------------------


1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

            TIER TECHNOLOGIES, INC. VOTING TRUST
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Citizenship or Place of Organization

            NOT APPLICABLE
________________________________________________________________________________
               5.   Sole Voting Power
  NUMBER OF         977,754 (1)
   SHARES      _________________________________________________________________
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          NONE
    EACH       _________________________________________________________________
  REPORTING    7.   Sole Dispositive Power
   PERSON           NONE
    WITH:      _________________________________________________________________
               8.   Shared Dispositive Power
                    NONE
________________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     977,754 (1)
________________________________________________________________________________
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]
________________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)

     5.6% (PERCENTAGE OWNERSHIP IS CALCULATED BASED ON 16,372,231 SHARES OF CLASS B COMMON STOCK OUTSTANDING AS OF DECEMBER 31, 2001, PLUS 967,754 SHARES OF CLASS B COMMON STOCK DEEMED OUTSTANDING UPON CONVERSION OF THE VOTING TRUST'S CLASS A COMMON STOCK TO CLASS B COMMON STOCK, AND 10,000 SHARES OF CLASS B COMMON STOCK DEEMED OUTSTANDING UPON THE EXERCISE AND CONVERSION INTO CLASS B COMMON STOCK OF STOCK OPTIONS TO PURCHASE CLASS A COMMON STOCK HELD BY JAMES BILDNER, AS PROVIDED BY RULE 13D-3(d)(1)(I).)

________________________________________________________________________________
12.  Type of Reporting Person (See Instructions)

     OO
________________________________________________________________________________

(1) INCLUDES 967,754 SHARES OF CLASS A COMMON STOCK HELD BY THE TIER TECHNOLOGIES, INC. VOTING TRUST ("VOTING TRUST") THAT ARE CONVERTIBLE INTO AN EQUAL NUMBER OF SHARES OF CLASS B COMMON STOCK. ALSO INCLUDES VESTED STOCK OPTIONS THAT GIVE JAMES BILDNER THE RIGHT TO ACQUIRE AN ADDITIONAL 10,000 SHARES OF CLASS A COMMON STOCK, WHICH UPON ISSUANCE SHALL BE HELD BY THE VOTING TRUST.

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ITEM 1.

         (a)      Name of Issuer: TIER TECHNOLOGIES, INC.

         (b) Address of Issuer's Principal Executive Offices: 1350 TREAT BOULEVARD, STE. 250, WALNUT CREEK, CA 94596

ITEM 2.

         (a)      Name of Person Filing:
                       THE TIER TECHNOLOGIES, INC. VOTING TRUST

         (b)      Address of Principal Business Office or, if none, Residence:
                  C/O TIER TECHNOLOGIES, INC., 1350 TREAT BOULEVARD, STE. 250, WALNUT CREEK, CA 94596

         (c)      Citizenship: NOT APPLICABLE

         (d)      Title of Class of Securities: CLASS B COMMON STOCK

         (e)      CUSIP Number: 8865Q 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TOSS.SS.240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS a: - NOT APPLICABLE

ITEM 4.  OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount Beneficially Owned: 977,754 SHARES (INCLUDES 967,754 SHARES OF CLASS A COMMON STOCK HELD BY THE VOTING TRUST THAT ARE CONVERTIBLE INTO AN EQUAL NUMBER OF SHARES OF CLASS B COMMON STOCK. ALSO INCLUDES VESTED STOCK OPTIONS THAT GIVE JAMES BILDNER THE RIGHT TO ACQUIRE AN ADDITIONAL 10,000 SHARES OF CLASS A COMMON STOCK, WHICH UPON ISSUANCE SHALL BE HELD BY THE VOTING TRUST.)

         (b) Percent of Class: 5.6% (PERCENTAGE OWNERSHIP IS CALCULATED BASED ON 16,372,231 SHARES OF CLASS B COMMON STOCK OUTSTANDING AS OF DECEMBER 31, 2001, PLUS 967,754 SHARES OF CLASS B COMMON STOCK DEEMED OUTSTANDING UPON CONVERSION OF THE VOTING TRUST'S CLASS A COMMON STOCK TO CLASS B COMMON STOCK, AND 10,000 SHARES OF CLASS B COMMON STOCK DEEMED OUTSTANDING UPON THE EXERCISE AND CONVERSION INTO CLASS B COMMON STOCK OF STOCK OPTIONS TO PURCHASE CLASS A COMMON STOCK HELD BY JAMES BILDNER, AS PROVIDED BY RULE 13D-3(D)(1)(I).

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote: 977,754
                  (ii)     Shared power to vote or to direct the vote: NONE -
                  (iii) Sole power to dispose or to direct the disposition of: NONE
                  (iv) Shared power to dispose or to direct the disposition of: NONE

INSTRUCTION: For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:  - NOT APPLICABLE

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: NOT APPLICABLE

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: NOT
         APPLICABLE

ITEM 9.  NOTICE OF DISSOLUTION OF A GROUP:  NOT APPLICABLE

ITEM 10. CERTIFICATION:  NOT APPLICABLE

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 6, 2002
------------------------------
            Date

/s/ James L. Bildner
------------------------------
            Signature

James L. Bildner, Trustee of the Tier Technologies, Inc. Voting Trust
---------------------------------------------------------------------

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)